                                                  FILED PURSUANT TO RULE 424(b)5
                                            REGISTRATION STATEMENT NO. 333-47446

PRICING SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 19, 2001 AND PROSPECTUS SUPPLEMENT DATED OCTOBER 11, 2001)

                                  $139,080,000
                         PRINCIPAL AMOUNT PLUS INTEREST
                               LIQUIDITY FACILITY
                                       OF
                         FGIC SECURITIES PURCHASE, INC.
                                  IN SUPPORT OF
                            CITY OF DETROIT, MICHIGAN
    SEWAGE DISPOSAL SYSTEM SECOND LIEN REVENUE BONDS (VARIABLE RATE DEMAND),
                                 SERIES 2001(E)


Date of the Bonds:  Date of Delivery                    Due:  July 1, 2031


                            -------------------------

         LIQUIDITY FACILITY: We are providing a liquidity facility in the form of a standby bond purchase agreement for the bonds described in the prospectus supplement. The standby bond purchase agreement will expire on October 1, 2006, unless it is extended or terminated sooner in accordance with its terms.

         TERMS OF THE BONDS: The bonds are not general obligations of the City of Detroit, Michigan, a municipality organized and existing under the laws of the State of Michigan. The bonds are payable solely from net revenues of the City of Detroit's sewage disposal system. Net revenues are the amounts remaining from the income derived from the operation of the system (which includes income derived from rates, charges, fees and rentals charges for service as well as earnings derived from the investment of monies in certain of the funds and accounts established by the ordinances authorizing bonds for the system), after deducting the reasonable expenses of administration, operation and maintenance of the system. The rights of the owners of the bonds are subordinate with respect to the net revenues and any other pledged funds or security to the rights of the owners of certain second lien bonds, on a parity with the rights of the owners of other outstanding second lien bonds and second lien bonds issued in the future, and senior to the rights of the owners of any junior lien bonds issued as other than second lien bonds. The bonds are subject to mandatory and optional redemption prior to maturity and to optional and mandatory tender for purchase, as described in this pricing supplement.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PRICING SUPPLEMENT, THE PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         Our obligations under the standby bond purchase agreement are not being sold separately from the bonds. The bonds are being sold under a separate disclosure document. Our obligations may not be traded separately from the bonds. This pricing supplement, the prospectus supplement and the prospectus, may also be delivered in connection with any remarketing of bonds purchased by us.

         Unless the context otherwise requires, the terms "company," "we," "us," or "our" mean FGIC Securities Purchase, Inc. You should read the information below the heading "THE COMPANY," located in the prospectus accompanying this pricing supplement.

                       ------------------------------------
                              UBS PAINEWEBBER INC.


SIEBERT BRANDFORD SHANK & CO., LLC                     BEAR, STEARNS & CO., INC.

         ----------------------------------------------------------------
             The date of this pricing supplement is October 18, 2001

         You should rely only on the information contained or incorporated by reference in this pricing supplement, the prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

                                  INTRODUCTION

         We are providing you with this pricing supplement to supplement the information in the prospectus supplement and to furnish information regarding our obligations under a liquidity facility in the form of a standby bond purchase agreement in support of $139,080,000 aggregate principal amount of Sewage Disposal System Second Lien Revenue Bonds (Variable Rate Demand), Series 2001(E) which will be issued on or about October 23, 2001 by the City of Detroit, a municipality organized and existing under the laws of the State of Michigan. The bonds are authorized to be issued pursuant to the Revenue Bond Act of 1933, Act No. 94, Public Acts of Michigan, 1933, as amended, and Ordinance 27-86 of the City Council of the City, effective December 17, 1986, as supplemented and amended by Ordinance No. 7-87, effective March 27, 1987, Ordinance No. 38-92, effective December 11, 1992, Ordinance No. 3-93, effective February 19, 1993, Ordinance No. 31-95, effective October 20, 1995, Ordinance No. 16-97, effective June 23, 1997, Ordinance No. 24-97, effective July 21, 1997, Ordinance No. 36-99, adopted November 24, 1999 and a Resolution supplementing the 1986 Ordinance adopted by the City Council on August 1, 2001, as amended on October 10, 2001 and a Sale Order of the Finance Director of the City of Detroit, dated as of October 18, 2001.

         U.S. Bank Trust National Association, Detroit, Michigan, has been appointed to act as trustee and U.S. Bank Trust National Association, New York, New York, has been appointed to act as tender agent for the bonds. We will enter into a standby bond purchase agreement with the trustee, which will obligate us under certain circumstances to purchase unremarketed bonds from the owners optionally or mandatorily tendering their bonds for purchase. In order to obtain funds to purchase the bonds, we will enter into a standby loan agreement with General Electric Capital Corporation which will irrevocably obligate GE Capital to loan funds to us as needed to purchase bonds. Our obligations under the standby bond purchase agreement will expire on October 1, 2006, unless the standby bond purchase agreement is extended or terminated sooner in accordance with its terms.

         GE Capital has the unilateral right to assign its rights and obligations pursuant to the terms of the standby loan agreement, subject only to confirmation from the applicable rating agency that the assignment will not result in a lower credit rating of the obligations. This means that GE Capital will be released of all liabilities and obligations under any standby loan agreement which it has assigned.

                            DESCRIPTION OF THE BONDS

GENERAL

         The bonds will initially be issued bearing interest at a flexible rate in denominations of $100,000 and integral multiples of $5,000 in excess of $100,000 and will be dated as of the date of initial delivery. The bonds will be issued in fully-registered form, and will be registered in the name of Cede & Co., as nominee for the Depository Trust Company, which will act as securities depository for the bonds. See "BOOK-ENTRY SYSTEM" below. The bonds are variable interest rate bonds and are subject to mandatory and optional redemption prior to maturity and, while bearing interest at the flexible rate, to mandatory tender, as described below. The bonds will bear interest from their date of initial delivery at flexible rates. The initial flexible rate for the bonds will be 2.12% per annum, as set forth in the sale order pertaining to the bonds issued by the City of Detroit, which also sets the initial flexible rate period to be the period beginning on the date of delivery of the bonds and ending on October 3, 2002. The City of Detroit may determine to convert all of the bonds to bear interest at any one of five other interest rates: the weekly rate; the daily rate; the term rate, the auction rate or the fixed rate. This pricing supplement in general describes the bonds only while the bonds bear interest at the flexible rate.

INTEREST ON THE BONDS

         The bonds will initially bear interest at the flexible rate. The bonds will bear interest at the flexible rate from and including the first day of a flexible rate period to the last day of such flexible rate period. Each flexible rate period will begin and end on a business day and will not be longer than the least of 365 days, the maximum permitted period, the maturity date of the bonds and the last business day occurring not more than five days before the scheduled expiration date of the then-current liquidity facility. Each flexible rate period is to be a period of not less than one nor more than 365 days, as determined by the remarketing agent in consultation with the City of Detroit, with the intention of yielding the lowest interest cost on the bonds under prevailing market conditions on the rate determination date, but if the remarketing agent determines that current or anticipated future market conditions or anticipated future events are such that a different interest rate period would result in a lower interest cost on the bonds, then the remarketing agent will

         The flexible rate for a flexible rate period is the interest rate for the bonds, determined by the remarketing agent not later than 12:30 p.m., New York time, on the first day of the flexible rate period. No flexible rate may exceed 12% per annum, unless this maximum rate is changed by the sale order. The flexible rate for each flexible rate period will be the rate of interest which, if borne by the bonds for that flexible rate period, would, in the judgment of the remarketing agent, be the lowest interest rate that would enable the remarketing agent to remarket the bonds at a price of par on the first day of the flexible rate period. The remarketing agent will determine the flexible rate for the bonds taking into account the prevailing financial market conditions on the rate determination date. The determination of the interest rate for the bonds will be conclusive and binding. Upon proper request, the remarketing agent will give any bondowner notice of the anticipated next flexible rate period and the anticipated flexible rate for such period. If the remarketing agent fails to give any required notice, or if there is any defect in such notice, that failure will not affect the interest rate on the bonds.

         If for any reason the remarketing agent does not determine the flexible rate or the flexible rate period, or the flexible rate or the flexible rate period cannot be established, then the first flexible rate period for the bonds will begin will begin on the day the remarketing agent would have otherwise determined such flexible rate period and will end on the next succeeding interest adjustment date for the bonds as if they were bearing interest at a weekly rate and each flexible rate period after that will begin and end on successive interest adjustment dates for the bonds as if they were bearing interest at a weekly rate, until the rate suspension event is no longer continuing.

         Scheduled interest payment dates on the bonds while bearing interest at the flexible rate are the last day of each flexible rate period. The record date therefor is the day before each such interest payment date. Interest on the bonds bearing interest at the flexible rate will be computed on the basis of a year of 365 or 366 days, as applicable, and actual days elapsed.

TENDER OF BONDS FOR PURCHASE

         Tender at Option of Bondowner. The bonds are not subject to optional tender by the bondowner during a flexible rate period. If the bonds are converted to bear interest at a daily or weekly rate, the bonds will be subject to optional tender by the bondowners.

         Mandatory Tender Without Notice on the Last Day of Each Flexible Rate Period. The bonds are subject to mandatory tender for purchase (with no right to retain) on the last day of each flexible rate period, at a purchase price equal to 100% of the principal amount of such bonds, plus accrued interest to the purchase date. No notice of mandatory tender is required at the end of each flexible rate period.

         Mandatory Tender Upon Conversion to Another Interest Rate. If the City of Detroit changes the interest rate of the bonds to another interest rate, the bonds will be subject to mandatory tender for purchase (with no right to retain) on the proposed date of such conversion to another interest rate. Such a conversion can only occur on an interest payment date. The tender agent is required to give bondowners and the liquidity provider fifteen days prior notice of such conversion.

         Mandatory Tender Upon Expiration of Liquidity Facility. If the tender agent has not received a commitment to provide an alternate liquidity facility to replace an expiring liquidity facility on or before the 20th day before the day on which the liquidity facility is scheduled to expire or terminate, then the tender agent will give notice to all bondowners that their bonds are subject to mandatory tender for purchase (with no right to retain) at a purchase price equal to 100% of the principal amount of the bonds, plus accrued interest to the purchase date, on the last business day to occur not less than five days before the expiration date. The tender agent is required to give at least 15 days prior notice to bondowners before the mandatory purchase date. If the conditions contained in a commitment for an alternate liquidity facility are not satisfied, or if the alternate liquidity facility is not otherwise delivered, there will be a mandatory tender of the affected bonds as if an event of termination had occurred.

         Mandatory Tender Upon Substitution of Alternate Liquidity Facility. If the City of Detroit delivers an alternate liquidity facility for the bonds that is not provided by us then all bonds will be subject to mandatory tender for purchase (without right to retain) at least five days before the sooner of the effective date of the alternate liquidity facility and the expiration date of the then current liquidity facility. The tender agent, no later than 15 days before the substitution date, will give notice to the bondowners stating that the then effective liquidity facility is being replaced by an alternate liquidity facility and that the bonds are required to be tendered for purchase on the substitution date.

         Mandatory Tender Upon Certain Termination Events. We may elect to terminate the standby bond purchase agreement upon at least 30 days' notice to the City of Detroit, the remarketing agent, the transfer agent and the tender agent if any of certain events occur. See "THE STANDBY BOND PURCHASE AGREEMENT -TERMINATION EVENTS." Upon receipt of notice from us that any such event has occurred, all bonds will be subject to mandatory purchase. The tender agent will give notice to the owners of the bonds specifying the purchase date.

 REMARKETING OF THE BONDS

         The City of Detroit and UBS PaineWebber Inc. are entering into a remarketing agreement pursuant to which the City of Detroit will agree to pay the remarketing agent a fee for its services as remarketing agent and the remarketing agent will agree, among other things, to use its best efforts to find purchasers for all bonds mandatorily tendered for purchase at the purchase price described below. The remarketing agent will promptly notify the tender agent of the amount of any bonds that were not remarketed. The tender agent will promptly thereafter direct the transfer agent to request that we (or the issuer of any alternate liquidity facility) purchase under the standby bond purchase agreement (or the then applicable alternate liquidity facility) on the designated purchase date, at the purchase price, all such bonds tendered or deemed tendered and which the remarketing agent has been unable to remarket.

 PURCHASE OF THE BONDS

         The purchase price for any bond (or any authorized denomination of $100,000 or any integral multiple of $5,000 in excess of $100,000) optionally tendered (after conversion out of the flexible interest rate mode), or subject to mandatory tender for purchase, will be 100% of the principal amount of the bonds plus accrued interest, if any, to the purchase date. Funds for the payment of the purchase price will be derived only from the following sources: funds derived from the remarketing of the bonds and funds representing proceeds of a drawing by the tender agent under the liquidity facility. None of the City of Detroit, the transfer agent, the tender agent, the remarketing agent or the bond insurer will be obligated to provide funds for the payment of the purchase price from any other source. Bonds purchased by us with amounts drawn under the standby bond purchase agreement will bear interest at the rate specified in the standby bond purchase agreement.

         During any period that the bonds are registered in the name of DTC or a nominee thereof, tenders and purchases will be made as described above and under the caption "BOOK-ENTRY SYSTEM" below. If the book-entry system is not in effect, upon transfer of the bonds to be purchased to the transfer agent with all necessary endorsements, the tender agent will pay the purchase price to the bondowners no later than the close of business on the business day of transfer (but not before the purchase date) if such bonds are transferred to the transfer agent at or before 3:00 p.m., New York time, and no later than the close of business on the business day following the business day of transfer (but not before the purchase date) if such bonds are transferred to the transfer agent after 3:00 p.m., New York time.

         Our commitment under the standby bond purchase agreement is limited to the purchase price of tendered bonds, and does not cover the payment of principal of, premium, if any, or interest on any bonds owned by us. In the event we purchase any tendered bond in accordance with the provisions of the standby bond purchase agreement, we will be entitled to exercise all of the rights of (except the right to tender bonds for purchase under the sale order), and will be secured to the same extent as, any other holder of bonds under the sale order, including, without limitation, the right to receive payments of principal and interest, all rights with respect to payments under the bond insurance policy, the right to have bonds owned by us remarketed pursuant to the sale order and the remarketing agreement and all rights under the sale order upon the occurrence and continuation beyond any applicable grace period of any "event of default" under the Sale Order.

CHANGES IN MODES

          In addition to the flexible interest rate mode, the ordinances provide that the City of Detroit may change the rate at which the bonds bear interest, but only on an interest payment date: to a daily rate, during which the remarketing agent will set the rates of interest for the bonds on each business day; to a weekly rate, during which the remarketing agent will set the rates of interest on the bonds on each Wednesday for the period beginning on the next succeeding Thursday through and including the following Wednesday; to a term rate, where the interest rate borne by the bonds will be fixed for a term to be designated by the City of Detroit; to an auction rate, where the interest rate will be fixed pursuant to special auction procedures, or to a fixed rate, where the interest rate borne by the bonds will be set to maturity. The ordinances provide the methods by which changes from one interest rate mode to another will be made, which methods include the giving of notice of such change to the bondowners, and describing in detail the provisions of the new interest rate mode. In addition, upon a proposed change in interest rate mode, each bondowner will be subject to mandatory tender of all bonds for purchase on the proposed date of such interest rate change. The interest rate on the bonds may be changed from one short-term rate to another short-term rate or to the term rate as often as determined by the City of Detroit. However, once the bonds are changed to bear interest at an auction rate or a fixed rate, the bonds must continue bearing interest at that auction rate or fixed rate and may not be subsequently changed to bear interest at a short-term rate or term rate.

REDEMPTION

         Optional Redemption. While bearing interest at the flexible rate, the bonds are subject to redemption prior to maturity, at the option of the City of Detroit, in whole or in part on any interest payment date, at a redemption price equal to 100% of the principal amount of the bonds to be redeemed, together with the interest accrued on such principal amount to the date fixed for redemption.

         Mandatory Sinking Fund Redemption. The bonds are subject to mandatory redemption in part by the City of Detroit, by lot, before their scheduled maturity on a July 1 of certain designated years, at a redemption price equal to the principal amount of such bonds, without premium, plus accrued interest to the date fixed for redemption in the amounts as shown in the table below:


             MANDATORY REDEMPTION                      PRINCIPAL
            DATE (JULY 1 OF YEARS)                      AMOUNT
            ----------------------                      -------
                     2024                             $2,015,000
                     2025                              2,130,000
                     2026                              2,145,000
                     2027                              2,145,000
                     2028                              1,415,000
                     2029                              1,360,000
                     2030                             62,565,000
                     2031*                            65,305,000

                                 ---------------
                                 *Final maturity

         The City of Detroit will receive a credit with respect to any mandatory redemption requirement on account of bonds that have been redeemed (other than by application of mandatory redemption requirements) or otherwise acquired by the City of Detroit before giving notice of redemption and that have not been applied as a credit against any other mandatory redemption requirements. Not less than 40 days before any mandatory redemption date for the bonds, the City of Detroit will give notice to the transfer agent that such bonds are to be so credited. Each such bond will be credited by the transfer agent at 100% of the principal amount of such bonds against the mandatory redemption requirement, and the principal amount of bonds to be redeemed on such mandatory redemption date will be reduced accordingly and any excess over such amount will be credited to future mandatory redemption requirements in such order as the City of Detroit will elect. However, any excess resulting from the purchase, at less than par, of bonds under the Ordinances, may be transferred to the receiving fund.

GENERAL REDEMPTION PROVISIONS

         Any bonds to be redeemed will be redeemed only in authorized denominations of $100,000 or any integral multiple of $5,000 in excess of $100,000. In the event of any partial redemption (optional or mandatory) of bonds, the transfer agent will first select for redemption all bonds owned by us. In the event that less than all of the bonds are to be redeemed and for so long as the book-entry system remains in effect for the bonds, the bonds (or portions thereof) to be redeemed will be selected by DTC in such manner as DTC may determine. If the book-entry system for the bonds is no longer in effect, selection for redemption of less than all the bonds of any one maturity will be made by lot.

         Any bonds duly called for redemption will not bear interest after the date fixed for redemption, whether presented for redemption or not, provided that funds are on hand with the transfer agent to redeem such bonds. Bondowers of bonds selected for redemption in part, upon surrender of such bonds for redemption will receive, without cost, a new bond with the same interest rate and maturity, and in the amount of the unredeemed portion of such bond which was surrendered. Any new bond issued will be executed by the City of Detroit and authenticated by the transfer agent.

         So long as DTC or its nominee is the bondowner, the City of Detroit, the transfer agent and the tender agent will recognize DTC or its nominee as the bondowner for all purposes, including notices and voting. Notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory and regulatory requirements as may be in effect from time to time.

         The transfer agent will give notice of redemption to the bondowners, while the bonds bear interest at a short-term rate, not less than 30 days prior to the date fixed for redemption. While the bonds bear interest at a fixed rate, the transfer agent will give notice of redemption to the bondowners not less than 30 days prior to the date fixed for redemption. Failure to mail notice to a particular bondowner, or any defect in the notice to such bondowner, will not affect the redemption of any bond. So long as DTC or its nominee is the bondowner, the transfer agent or the tender agent will send any notice of redemption only to DTC. Any failure on the part of DTC to advise any direct participant, or any failure of a direct or indirect participant to notify any beneficial owner, of such notice of redemption will not affect the validity or sufficiency of the proceedings relating to the redemption of the bonds called for redemption or any other action premised on such notice. See "BOOK-ENTRY SYSTEM."

TRANSFER OF BONDS

         So long as Cede & Co., as nominee of DTC, is the registered bondowner of the bonds, beneficial ownership interests in the bonds may only be transferred through a DTC direct participant or indirect participant and recorded on the book-entry-only system operated by DTC. In the event the book-entry system is discontinued by either DTC or the City of Detroit, any bond may be transferred by the bondowner, in person or by his duly authorized attorney or legal representative, upon surrender of the bond to the transfer agent or the tender agent for cancellation, together with a duly executed written instrument of transfer in a form approved by the transfer agent or the tender agent.

Whenever any bonds are surrendered for transfer, the transfer agent will authenticate and deliver a new bond or bonds in authorized denominations of $100,000 or any integral multiple of $5,000 in excess of $100,000 for the same aggregate principal amount and bearing the same interest rate as the surrendered bonds. The transfer agent or tender agent will require the bondowner requesting the transfer to pay any tax or other governmental charge required to be paid with respect to the transfer. The transfer agent or the tender agent will not be required to issue, register the transfer of, or exchange any bond during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of bonds selected for redemption and ending at the close of business on the day of that mailing, or register the transfer of or exchange any bond selected for redemption in whole or in part, except the unredeemed portion of the bonds being redeemed in part.

                                BOOK-ENTRY SYSTEM

         DTC will act as securities depository for the bonds. The bonds will be issued as fully-registered bonds in the name of Cede & Co. (DTC's partnership nominee) or any other name as may be requested by an authorized representative of DTC. One fully-registered bond will be issued in the aggregate principal amount of the bonds and will be deposited with DTC.

         DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its direct participants deposit with it. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its direct participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant of DTC, either directly or indirectly. The rules applicable to DTC and its direct and indirect participants are on file with the Securities and Exchange Commission.

         Purchases of the bonds under the DTC system must be made by or through direct participants, which will receive a credit for the bonds on DTC's records. The ownership interest of each actual purchaser, or "beneficial owner," of each bond is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which beneficial owners entered into the transaction. Transfers of ownership interests in the bonds are to be accomplished by entries made on the books of DTC's participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the bonds, unless the use of the book-entry system for the bonds is discontinued.

         To facilitate subsequent transfers, all bonds deposited by direct participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other nominee as may be requested by an authorized representative of DTC. The deposit of bonds with DTC and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the bonds. DTC's records reflect only the identity of its direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. DTC's direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to its direct participants, by its direct participants to its indirect participants, and by its direct participants and its indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements which may be in effect from time to time.

         Redemption notices will be sent to Cede & Co. If less than all of the bonds within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each of its direct participants in that issue to be redeemed.

         Neither DTC nor Cede & Co. (nor such other nominee) will consent or vote with respect to the bonds. Under its usual procedures, DTC mails an omnibus proxy to an issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the bonds are credited on the record date (identified in a listing attached to the omnibus proxy).

         Principal and interest payments and payments of purchase price with respect to the bonds will be made to DTC. DTC's practice is to credit its direct participants' accounts, upon receipt of funds and corresponding detail information from the issuer or the trustee on payment dates in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on the date payable. Payments by DTC's participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the DTC participant and not of DTC, the trustee or the City of Detroit subject to any statutory or regulatory requirements which may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the City of Detroit or the trustee, disbursement of those payments to direct participants will be the responsibility of DTC, and disbursement of those payments to the beneficial owners will be the responsibility of direct and indirect participants.

         Regardless of the statements above, if any bond is tendered but not remarketed, with the result that the bond becomes owned by us, the trustee and the City of Detroit will, if requested by us, take all action necessary to remove the bonds from the book-entry system of DTC and to register that tendered but not remarketed bond in our name. Bonds owned by us not in the book-entry system of DTC will be held by us, or at our option, by the trustee on our behalf, and for our benefit. When all bonds owned by us have been remarketed, we no longer own any bonds and we have been reinstated in full, the trustee and the bond issuer will take all actions necessary to return the bonds to the full book-entry system of DTC.

         The bond issuer and the underwriters cannot and do not give any assurances that DTC, DTC's participants or others will distribute payments of principal, interest or premium with respect to the bonds paid to DTC or its nominee as the owner, or will distribute any prepayment notices or other notices, to the beneficial owners, or that they will do so on a timely basis or will serve and act in the manner described in the prospectus supplement. The bond issuer and the underwriters are not responsible or liable for the failure of DTC or any participant to make any payment or give any notice to a beneficial owner with respect to the bonds or an error or delay relating thereto.

         The foregoing description of the procedures and record-keeping with respect to beneficial ownership interests in the bonds, payment of principal, interest and other payments on the bonds to DTC's participants or beneficial owners of the bonds, confirmation and transfer of beneficial ownership interests in the bonds and other related transactions by and between DTC, DTC's participants and the beneficial owners of the bonds is based solely on information provided by DTC. Accordingly, no representations can be made concerning these matters and neither the DTC participants nor the beneficial owners should rely on the foregoing information with respect to these matters, but should instead confirm the same with DTC or DTC's participants, as the case may be.

         DTC may discontinue providing its services with respect to the bonds at any time by giving notice to the trustee and discharging its responsibilities with respect thereto under applicable law or the City of Detroit may terminate participation in the system of book-entry transfers through DTC or any other securities depository at any time. If the book-entry system is discontinued, replacement certificates will be printed and delivered.

         THE TRUSTEE, AS LONG AS A BOOK-ENTRY ONLY SYSTEM IS USED FOR THE BONDS, WILL SEND ANY NOTICE OF REDEMPTION OR OTHER NOTICES TO OWNERS ONLY TO DTC. ANY FAILURE OF DTC TO ADVISE ANY DTC PARTICIPANT, OR OF ANY DTC PARTICIPANT TO NOTIFY ANY BENEFICIAL OWNER, OF ANY NOTICES AND ITS CONTEXT OR EFFECT WILL NOT AFFECT THE VALIDITY OR SUFFICIENCY OF THE PROCEEDINGS RELATING TO THE REDEMPTION OF THE BONDS CALLED FOR REDEMPTION OR OF ANY OTHER ACTION PREMISED ON THE NOTICE.

                        SOURCES OF PAYMENT FOR THE BONDS

NATURE OF OBLIGATION

         The bonds are self-liquidating obligations of the City of Detroit, principal of and interest on which are payable solely from the net revenues of the City of Detroit's sewage disposal system and other monies available. Pursuant to the act and the ordinances, the net revenues are pledged to the bonds and a statutory lien is created on those revenues which is a second lien, subordinated to the pledge of the City of Detroit to the owners of senior lien bonds. The enforceability of the bonds, the ordinances and the act, including the statutory liens, may be delayed, limited or eliminated by the exercise of judicial discretion in accordance with general equitable principles and by bankruptcy, insolvency, moratorium and other laws affecting creditors' rights generally or enacted to the extent constitutionally enforceable.

         Net revenues are defined in the ordinances as the amounts remaining from the income derived from the operation of the City of Detroit's sewage disposal system, after deducting the reasonable expenses of administration, operation and maintenance of the City of Detroit's sewage disposal system, which income includes: income derived from rates, charges, fees and rentals charged for services; earnings derived from the investment of monies in the various funds and accounts established by the ordinances, other than the escrow fund and the construction fund for any fiscal year in which the Board of Water Commissioners does not transfer earnings on the construction fund to the receiving fund; and amounts transferred from the rate stabilization fund to the receiving fund. In 1999, the City of Detroit amended the ordinances to include earnings on the construction fund, to the extent transferred to the receiving fund, in the definition of net revenues for rate covenant purposes and for purposes of the additional bonds tests. However, the amounts transferred to the receiving fund from the construction fund and the rate stabilization fund may not be included as net revenues unless at all times the City of Detroit fixes rates sufficient to produce net revenues, exclusive of such transferred monies, equal to at least 100% of debt service on all senior lien bonds and junior lien bonds then outstanding during the next fiscal year. The bonds do not constitute an indebtedness of the City of Detroit within any constitutional, statutory or charter limitation or a charge against the general credit or taxing power of the City of Detroit.

                       THE STANDBY BOND PURCHASE AGREEMENT

         The obligations will rank equally with all of our other general unsecured and unsubordinated obligations. The obligations are not issued under an indenture. As of the date of this pricing supplement, we have approximately $3 billion of obligations currently outstanding, not including the obligations described in this pricing supplement.

         Owners of the bonds will be entitled to the benefits and will be subject to the terms of the standby bond purchase agreement. Under the standby bond purchase agreement, we agree to make available to a specified intermediary the purchase price for the bonds when we receive an appropriate demand for payment. Our obligations under the standby bond purchase agreement will be sufficient to pay a purchase price equal to the principal of the bonds and up to 153 days' interest on the bonds at the maximum rate of 12% per year.

TERMINATION EVENTS

         The scheduled expiration date of the standby bond purchase agreement is October 1, 2006, unless it is extended or terminated sooner in accordance with its terms.

         Under certain circumstances, we may terminate our obligation to purchase bonds. The following events would permit such termination:

                           - any portion of the commitment fee for the standby
                  bond purchase agreement has not been paid when due on the quarterly payment date or any other amount payable under the standby bond purchase agreement has not been paid when due, and in either case, the failure will continue for three business days after notice thereof to the City of Detroit;

                           - the State of Michigan takes any action which would
                  have a materially adverse effect on the ability of the City of Detroit to comply with the payment and security interest and lien covenants and obligations under the bonds, the ordinances, the standby bond purchase agreement, the payment agreement, and all other documents relating to the issuance of the bonds, or any right or remedy of the company or any owners of the bonds from time to time to enforce the covenants and obligations;

                           - the City of Detroit fails to observe or perform any
                  covenant or agreement contained in the bonds, the ordinances, the standby bond purchase agreement or the payment agreement (and any amendments, substitutions or modifications of these agreements), and, if the failure is the result of a covenant breach which is capable of being remedied, the failure continues for ninety (90) days following written notice thereof to the City of Detroit from us. However, if the failure (other than a payment default) cannot be cured or corrected within the ninety day period, it will not constitute an event of default if the City of Detroit institutes curative or corrective action within the period and diligently pursues the curative or corrective action until the failure of performance is cured or corrected, or there has not been at all times a remarketing agent performing its duties;

                           - an event of default has occurred and is continuing
                  under any of the ordinances, the standby bond purchase agreement, the payment agreement or the remarketing agreement (and any amendments, substitutions or modifications of these agreements), as "event of default" is defined in the applicable document;

                           - any representation, warranty, certification or
                  statement made by the City of Detroit in the ordinances, the standby bond purchase agreement, the payment agreement or the remarketing agreement (and any amendments, substitutions or modifications of these agreements) or in any certificate, financial statement or other document delivered under those agreements proves to have been incorrect in any material respect when made;

                           - any default by the City of Detroit has occurred and
                  continues in the payment of principal of or premium, if any, or interest on any bond, note or other evidence of indebtedness of the City of Detroit, under any "Related Documents," as defined in the standby bond purchase agreement, which is senior to, or on parity with, the bonds;

                           - the City of Detroit files a petition in voluntary
                  bankruptcy for the composition of its affairs or for its corporate reorganization under any state or federal bankruptcy or insolvency law, or makes an assignment for the benefit of creditors, or admits in writing to its insolvency or inability to pay debts as they mature, or consents in writing to the appointment of a trustee or receiver for itself;

                           - a court of competent jurisdiction enters an order,
                  judgment or decree declaring the City of Detroit insolvent, or adjudging it bankrupt, or appointing a trustee or receiver of the City of Detroit, or approving a petition filed against the City of Detroit seeking reorganization of the City of Detroit under any applicable law or statute of the United States of America or any state thereof, and the order, judgment or decree is not vacated or set aside or stayed within sixty (60) days from the date of the entry thereof;

                           - under the provisions of any other law for the
                  relief or aid of debtors, any court of competent jurisdiction assumes custody or control of the City of Detroit and the custody or control is not be terminated within (60) days from the date of assumption of the custody or control;

                           - any material provision of the ordinances, the
                  standby bond purchase agreement, the payment agreement, the remarketing agreement and all other documents relating to the issuance of the bonds or the bonds (including bonds owned by us) ceases for any reason whatsoever to be a valid and binding agreement of the City of Detroit, or the City of Detroit contests the validity or enforceability of those agreements; or

                           - the City of Detroit fails to pay when due any
                  amount payable under any bond (regardless of any waiver of that failure by the owners of the bonds).

         If a termination event happens, we may deliver notice to the City of Detroit, the trustee, the remarketing agent and any applicable paying agent or tender agent regarding our intention to terminate the standby bond purchase agreement. In that case, the standby bond purchase agreement would terminate, effective at the close of business on the 30th day following the date of the notice, or if that date is not a business day, on the next business day. Before the time at which termination takes effect, the bonds will be subject to mandatory tender for purchase from the proceeds of a drawing under the standby bond purchase agreement. The termination of the standby bond purchase agreement, however, does not result in an automatic acceleration of the bonds.

         The obligations of the City of Detroit are described in a separate disclosure document relating to the bonds.

                     THE STANDBY LOAN AGREEMENT; GE CAPITAL

         In order to obtain funds to fulfill our obligations under the standby bond purchase agreement, we will enter into a standby loan agreement with GE Capital, under which GE Capital will be irrevocably obligated to lend funds to us as needed to purchase bonds. The amount of each loan under the standby loan agreement will be no greater than the purchase price for tendered bonds. The purchase price represents the outstanding principal amount of the tendered bonds and interest accrued on the principal to but excluding the date we borrow funds under the standby loan agreement. Each loan will mature on a date specified in the standby loan agreement. The proceeds of each loan will be used only for the purpose of paying the purchase price for tendered bonds. When we wish to borrow funds under the standby loan agreement, we must give GE Capital prior written notice by a specified time on the proposed borrowing date. GE Capital will make available the amount of the borrowing requested no later than a specified time on each borrowing date (if GE Capital has received the related notice of borrowing by the necessary time on the borrowing date).

         The standby loan agreement will expressly provide that it is not a guarantee by GE Capital of the bonds or of our obligations under the standby bond purchase agreement. GE Capital will not have any responsibility or incur any liability for any act, or any failure to act, by us which results in our failure to purchase tendered bonds with the funds provided under the standby loan agreement.

         GE Capital has the unilateral right at any time to assign its rights and obligations under the standby loan agreement to another standby lender unrelated to GE Capital, provided that the assignment does not result in a reduction in the credit rating of the obligations. This means that GE Capital will be released of all obligations and liabilities under any standby loan agreement which it has assigned. In the event of any assignment, you will not receive prior notice of the assignment nor will you have any additional rights with respect to the obligations of the bonds.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the consolidated ratio of earnings to fixed charges of GE Capital for the periods indicated:



                                   Year Ended December 31,
         -----------------------------------------------------------------------------
                                                                                                     Six Months
                                                                                                       Ended
      1996               1997               1998                1999                2000           June 30, 2001
----------------   ----------------   ----------------    ----------------    ----------------    ---------------
      1.53               1.48               1.50                1.60                1.52                1.60


For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest, interest capitalized (net of amortization) and fixed charges. Fixed charges consist of interest on all indebtedness and one-third of annual rentals, which GE Capital believes reasonably approximates the interest factor of such rentals.

            WHERE YOU CAN FIND MORE INFORMATION REGARDING GE CAPITAL

         GE Capital files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information which GE Capital files at the SEC's public reference room located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. GE Capital's SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

                INCORPORATION OF INFORMATION REGARDING GE CAPITAL

         The SEC allows us to "incorporate by reference" information into the prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of the prospectus supplement, except for any information superseded by information in the prospectus supplement. The prospectus supplement incorporates by reference the documents set forth below that GE Capital has previously filed with the SEC. These documents contain important information about GE Capital, its business and its finances.



         DOCUMENT                                           PERIOD
         --------                                           ------

         Annual Report on Form 10-K                         Year ended December 31, 2000

         Quarterly Reports on Form 10-Q                     Quarters ended March 31, 2001 and June 30, 2001




                                  LEGAL MATTERS

         The legality of the obligations has been passed upon by in house counsel to Financial Guaranty Insurance Company, an affiliate of the company.

                                     EXPERTS

         The financial statements and schedule of General Electric Capital Corporation and consolidated affiliates as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, appearing in GE Capital's Annual Report on Form 10-K for the year ended December 31, 2000, have been incorporated by reference in the prospectus supplement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in the prospectus supplement, and upon the authority of said firm as experts in accounting and auditing.

                                   APPENDIX A



                                 TENDER TIMELINE

                                TENDERS FOR BONDS

                                  PURCHASE DATE
                              (New York City time)



         ------------------------------------ ------------------------------------- ---------------------------------





         --------------          ------------ --------------         -------------- -----------          ------------
          11:30 a.m.             11:45 a.m.                            2:15 p.m.                          2:30 p.m.
              [1]                    [2]                                  [3]                                [4]




         1. Tender agent or the trustee will give immediate telephonic notice, in any event not later than 11:30 a.m. on the purchase date, to FGIC-SPI specifying the aggregate principal amount of bonds to be purchased by FGIC-SPI on the purchase date.

         2. FGIC-SPI must give GE Capital prior written notice of a borrowing under the Standby Loan Agreement by 11:45 a.m. on the date of the proposed borrowing.

         3. No later than 2:15 p.m. on each purchase date, GE Capital will make available the amount of borrowing requested.

         4. FGIC-SPI purchases bonds, for which remarketing proceeds are unavailable, by 2:30 p.m. on the purchase date.

                                TABLE OF CONTENTS
                                   (CONTINUED)



                                TABLE OF CONTENTS

                                                    Page

PRICING SUPPLEMENT
INTRODUCTION                                         1

DESCRIPTION OF THE BONDS                             1

BOOK-ENTRY SYSTEM                                    6

SOURCES OF PAYMENT FOR THE BONDS                     8

THE STANDBY BOND PURCHASE AGREEMENT                  8

THE STANDBY LOAN AGREEMENT; GE CAPITAL              10

LEGAL MATTERS                                       11

EXPERTS                                             11


                                  $139,080,000

                         principal amount, plus interest

                         LIQUIDITY FACILITY OBLIGATIONS



                                    issued by



                                 FGIC Securities
                                 Purchase, Inc.

                                  in support of

                     City of Detroit Sewage Disposal System
                            Second Lien Revenue Bonds
                     (Variable Rate Demand), Series 2001(E)



                               PRICING SUPPLEMENT

                                October 18, 2001